UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST, 2005.

                         Commission File Number: 0-30390


                              HILTON RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   August 18, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HILTON RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         August 24, 2005

3.       PRESS RELEASE

         The press release was released on August 18, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         August 24, 2005.

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                          TSX Venture: HPM OTCBB: HPMOF

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NEWS RELEASE                                                     AUGUST 18, 2005


                       SHARE CONSOLIDATION AND NAME CHANGE

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Des O'Kell, President, is pleased to announce that at the Company's Special Meeting of shareholders held on Thursday, August 18, 2005, shareholders approved the share consolidation and name change previously announced on July 22, 2005.
Subject to regulatory approval, the Company will now proceed with the consolidation of all of its 22,307,355 issued common shares without par value into 2,230,735 common shares, so that every ten of such common shares before consolidation will be consolidated into one new common share. In conjunction with the share consolidation, the name of the Company will be changed to "Rochester Resources Ltd.".

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.

                                             INVESTOR INFORMATION CONTACT:

                                             Des O'Kell at 1-888-303-3361 or
ON BEHALF OF THE BOARD                       email:   DES@ELANDJENNINGS.COM
/s/ DES O'KELL                               WEBSITE: WWW.HILTONRESOURCESLTD.COM
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Des O'Kell, President

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.